Exhibit (12)

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges for each of the
Five Years in the Period Ended February 03, 2018

Ratio of Earnings to Fixed Charges	Fiscal Year Ended
(dollars in millions)	February 3, 2018	January 28, 2017	January 30, 2016	January 31, 2015	February 1, 2014
Earnings from continuing operations before income taxes	$3,646	$3,965	$4,923	$3,653	$4,121
Capitalized interest, net	16	20	16	(1)	(14)
Adjusted earnings from continuing operations before income taxes	3,662	3,985	4,939	3,652	4,107
Fixed charges:
Interest expense (a)	568	591	616	619	641
Interest portion of rental expense	113	107	108	108	108
Total fixed charges	681	698	724	727	749
Earnings from continuing operations before income taxes and fixed charges	$4,343	$4,683	$5,663	$4,379	$4,856
Ratio of earnings to fixed charges	6.38	6.71	7.82	6.02	6.48

(a)
Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income, the loss on early retirement of debt and interest associated with uncertain tax positions, which is recorded within income tax expense.